SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

5th June, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No.1         Regulatory News Service Announcement, dated 5th June, 2008 re: Annual Report on Form 20-F

53
/
08

5
 June
 2008

LLOYDS TSB
Files 2007 Annual report on form-20f

Lloyds

TSB

has
today filed its 2007 Annual Report on Form 20F. A copy of this re port is available on the Group w
ebsite at
www.investorrelations.lloydstsb.com
.

As previously reported in our 2007 Results published on 22 February 2008,
t
he Group has provided information relating to
certain
 historic
US dollar
payments to a number of authorities including
The Office of Foreign Assets Control
, the US Department of Justice and the New York County District Attorney's office
.

The Group is involved in ongoing discussions with these
and other
authorities with respect to
agreeing a resolution of
their investigations. Whilst the Group does not expect the final outcome to have a material adverse effect on its financial position, discussions
have advanced towards resolution since the year
-
end and accordingly
the
Group has provided £
180 million
 in respect of this matter
 in the first half of 2008
.

For further information:-

Investor Relations
Michael Oliver                                                                             +44 (0) 20 7356 2167
Director of Investor Relations
E-mail:
michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe

+44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail:
douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Kirsty Clay                                                                                  +44 (0) 20 7356 1517
Head of Media Relations
E-mail:
kirsty.clay@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     5th June, 2008